SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
Commission File Number: 333-74396
NOTIFICATION OF LATE FILING
(Check One):     ☐ Form 10-K       ☐ Form 11-K       ☐ Form 20-F       ☑ Form 10-Q       ☐ Form N-SAR
For Period Ended:  March 31, 2009

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
For the Transition Period Ended:
     Read attached instruction sheet before preparing form. Please print or type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:
Part I. Registrant Information

Full name of registrant:	DIAS HOLDING, INC.

Former name if applicable:	.

Address of principal executive office (Street and number):	16630 Southfield Road

City, State and Zip Code:	Allen Park, MI 48101

Part II. Rule 12b-25 (b) and (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)
☑ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

Part I. Registrant Information
Part II. Rule 12b-25 (b) and (c)
Part III. Narrative
Part IV. Other Information

☑ (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Part III. Narrative
State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
The registrant is unable to file its Quarterly Report (the “Quarterly Report”) on Form 10-Q for the period ended March 31, 2009 by the prescribed date of May 15, 2009 due to difficulties in connection with finalizing its results of operations for such period. The registrant intends to file the Quarterly Report on or prior to the prescribed extended date.
Part IV. Other Information
     (1) Name and telephone number of person to contact in regard to this notification

Hung-Lang Huang	313-928-1254

(Name)	(Area code) (Telephone number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes       ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes       ☑ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
DIAS HOLDING, INC.
(Name of registrant as specified in charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2009	By:	/s/ Hung-Lang Huang
Hung-Lang Huang
Chairman, Chief Executive Officer and President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).